Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of L3Harris Technologies, Inc. for the registration of debt securities, preferred stock, common stock, fractional interests in shares of preferred stock represented by depositary shares, and warrants to purchase debt securities, shares of preferred stock and shares of common stock and to the incorporation by reference therein of our reports dated February 12, 2026, with respect to the consolidated financial statements of L3Harris Technologies, Inc., and the effectiveness of internal control over financial reporting of L3Harris Technologies, Inc., included in its Annual Report (Form 10-K) for the year ended January 2, 2026, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orlando, Florida

February 12, 2026